Exhibit 12.1

Fluor Corporation

Computation of Ratio of Earnings to Fixed Charges

(Dollar Amounts in Thousands)

	2003		2004		2005		2006		2007		Nine Months Ended 30-Sep-08
Earnings from continuing operations before income taxes	$267,981		$281,158		$299,582		$381,990		$649,093		$862,551
Add(subtract)
Equity in earnings from less than 50% owned persons, net of distributions	(114)		(1,317)		(15,624)		(16,804)		(16,104)		(10,715)
Fixed charges	39,713		47,182		51,504		66,101		71,648		51,808
Total	$307,580		$327,023		$335,462		$431,287		$704,637		$903,644

Fixed charges
Interest expense	$10,109		$15,446		$16,289		$23,013		$24,015		$9,569
Portion of rental expense representative of interest factor*	29,604		31,736		35,215		43,088		47,633		42,239
Total fixed charges	$39,713		$47,182		$51,504		$66,101		$71,648		$51,808

Ratio of earnings to fixed charges	7.75	x	6.93	x	6.51	x	6.52	x	9.83	x	17.44	x

* Considered to be representative of interest factor in rental expense.